VIA EDGAR

August 16, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

United States of America

Re: SAI.TECH Global Corporation

Registration Statement on Form F-3 Filed on June 26, 2023

File No. 333-272916

Acceleration Request

Requested Date: Thursday, August 17, 2023

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SAI.TECH Global Corporation (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form F-3 (File No. 333-272916) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the U.S. Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the above-captioned Registration Statement on Form F-3 in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended. Such request may be made by any officer of the Registrant.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Michael J. Blankenship of Winston & Strawn LLP, the Registrant’s legal counsel, by email at MBlankenship@winston.com or at 713-651-2678. Thank you for your assistance.

Sincerely,

/s/ Risheng Li
Risheng Li
Chief Executive Officer